UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              Nathan's Famous, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    632347100
              ----------------------------------------------------
                                 (CUSIP Number)

                                                Joel M. Handel, Esq.
                                               Baer Marks & Upham LLP
           Kenneth S. Hackel                      805 Third Avenue
             P.O. Box 726                     New York, New York 10022
       Alpine, New Jersey 07620                    (212) 702-5700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 23, 1999
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                              (Page 1 of 4 Pages)

CUSIP No. 632347100               SCHEDULE 13D                Page 2 of 4 Pages
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Kenneth S. Hackel
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2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

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4     Source of Funds

      PF
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization


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                  7     Sole Voting Power
  Number of
   Shares               410,500
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        410,500
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      410,500
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


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13    Percent of Class Represented By Amount in Row (11)

      8.7%
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14    Type of Reporting Person

      IN
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                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 632347100               SCHEDULE 13D                Page 3 of 4 Pages


Item 1 Security and Issuer

            This Amendment No. 2 to the original statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Nathan's Famous, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 1400 Old Country Road, Westbury, New York 11590.

Item 2 Identity and Background

            The information is Item 2 has not changed.

Item 3 Source and Amount of Funds or Other Consideration

            The information previously reported in Item 3 is hereby amended by adding the following after the existing information:

            On March 23, 1999, the Reporting Person paid an aggregate of $320,087.50, net of commissions and fees, for 88,300 shares of Common Stock in a series of open-market purchases, as reported in Item 5 herein. The Reporting Person used personal funds to purchase the shares of Common Stock.

Item 4 Purpose of Transaction

            The information in Item 4 is hereby amended by deleting section 4.2 and replacing it with the follwing:

            4.2 The Reporting Person disapproves of the proposed merger transaction between the Company and Miami Subs,Inc. because it decreases shareholder value by substantially increasing the Company's debt and diluting the holding of current shareholders in order to acquire an underperforming Company with a potentially large tax liability. Also, the Reporting Person believes if the transaction is approved it will dilute earnings and cash flow per share and cause the stock of the Company to substantially decline. The Reporting Person is currently reviewing his options with regard to this transaction.

Item 5 Interest in Securities of the Issuer

            The number of shares over which the Reporting Person has:

            (i)   sole power to vote or direct the vote:  410,500
            (ii)  shared power to vote or direct the vote:  0
            (iii) sole power to dispose or direct the disposition of:  410,500
            (iv)  shared power to dispose or direct the disposition of:  0

            The following transactions were effected during the past sixty days:

DATE          TRANSACTION            NUMBER OF SHARES    PRICE PER SHARE
----          -----------            ----------------    ---------------
3/23/99        Purchase                   4,000              3.625
3/23/99        Purchase                  14,300              3.625
3/23/99        Purchase                  70,000              3.625

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7 Material to be filed as Exhibits

None.

CUSIP No. 632347100               SCHEDULE 13D                Page 4 of 4 Pages


                                    SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify the information set forth in this Amendment is true, complete and correct.

Dated: March 25, 1999

                                                     /s/ KENNETH S. HACKEL
                                                  ---------------------------
                                                      Kenneth S. Hackel